Exhibit 99.1

Daniel Magen

CEO and CFO

Metalink Ltd.

Tel: 972-72-2117400

Fax: 972-9-8877326

Email: office@topac.co.il

METALINK ANNOUNCES 2018 ANNUAL GENERAL MEETING

BEIT-YITZHAK, ISRAEL, May 23, 2018 - Metalink Ltd. (OTC PINK: MTLK) today announced that its 2018 Annual General Meeting of Shareholders will be held on Thursday, June 28, 2018, at 4:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is the close of business on May 25, 2018.

The agenda of this announced annual general meeting is as follows:

1.	To elect Messrs. Joseph Winston, Daniel Magen, Roy Kol and Ron Mekler, as directors;

2.	To elect Mr. Avi Mann as an external director for a period of three years;

3.	To elect Ms. Mor Kaniel as an external director for a period of three years;

After a short recess during which our Board of Directors and Compensation and Audit Committees thereof will convene to consider various resolutions, the meeting will reconvene for the following purposes:

4.	To approve the terms of compensation to external and independent directors;

5.	To approve the terms of compensation to directors who may be affiliated with the controlling shareholder of Metalink;

6.	To approve the grant of indemnity letter to directors who may be affiliated with the controlling shareholder of Metalink;

7.	To ratify the appointment of Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

8.	To review and consider the audited financial statements of the Company for the year ended December 31, 2017.

Items 1-7 require the approval of a simple majority of the ordinary shares represented at the meeting; provided that with respect to Items 2, 3, 5 and 6, (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in the matter, as such terms are defined in the Companies Law, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of Metalink’s voting power. Item 8 does not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s Articles of Association.

Position Statements etc.

In accordance with the Companies Law, (i) position statements must be delivered to the Company no later than 10 days prior to the meeting date, and (ii) eligible shareholders, holding at least 1% of our outstanding ordinary shares, may present proper proposals for inclusion in the meeting by submitting their proposals to the Company no later than one week following the date hereof and, if the Company determines that a shareholder proposal is appropriate to be added to the agenda in the meeting, the Company will publish a revised agenda in the manner set forth below.

Additional Information and Where to Find It

In connection with the meeting, Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, or by directing such request to the Company’s Investor Relations above.

If applicable, valid position statements and/or a revised meeting agenda will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above).

ABOUT METALINK

Metalink shares are quoted on OTC PINK under the symbol “MTLK”. For more information, please see our public filings at the SEC’s website at www.sec.gov.